EXHIBIT 1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.001 per share, of INNOVATE Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1).  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 14, 2022

JEFFERIES LLC

By:	/s/ Michael J. Sharp
Name:	Michael J. Sharp
Title:	Executive Vice President, General Counsel and Secretary

JEFFERIES GROUP LLC

By:	/s/ Michael J. Sharp
Name:	Michael J. Sharp
Title:	Executive Vice President, General Counsel and Secretary

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
Name:	Michael J. Sharp
Title:	Executive Vice President and General Counsel